June 3, 2013

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Evogene Ltd.
Registration Statement on Form F-1 Initially Submitted on April 26, 2013
(CIK No. 0001574565)

Dear Ms. Nguyen:

On behalf of our client, Evogene Ltd., an Israeli company (the “Company”), we confidentially transmit herewith Amendment No. 1 (“Amendment No. 1”) for review by the Securities and Exchange Commission (the “Commission”) to the above-referenced draft registration statement on Form F-1 (the “Registration Statement”) via the Commission’s EDGAR system. The Registration Statement was initially submitted confidentially to the Commission on April 26, 2013. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 23, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:

The Company has included the artwork that is contemplated for inclusion in the prospectus in the Registration Statement.

2.	We note the following phrases: “leadership position in the field of plant genomics,” “leading proprietary computational technologies,” found at page 2; “highly scalable,” “strong intellectual property portfolio,” found at page 3; “our technological leadership,” found at page 4; and similar references. These statements appear to contain marketing language and are subjective. Please revise to state that they are your belief, substantiate the statements to us or remove such statements or assertions. Similarly revise under “Business,” at page 65, and throughout your prospectus.

Response:

The Company has revised the Registration Statement to remove or tone down marketing language. In particular, the Company has revised the phrase “[o]ur competitive advantage is based on…” to “[w]e believe that our competitive advantage is based on,” the phrase “[w]e are strategically positioned to capitalize on…” to “[w]e believe we are strategically positioned to capitalize on…” “the phrase “[l]eading proprietary computational technologies” to “innovative proprietary computational technologies,” the phrase “our market leadership in improving plant productivity” to “our market experience in improving plant productivity,” the phrase “[e]xpand our technological leadership in plant genomics” to
“[e]xpand our innovative technologies in plant genomics” and the phrase “[t]he infrastructure combines our strong know-how in plant genomics with” to “[t]he infrastructure combines our know-how in plant genomics with…”

The Company has revised the phrase “[l]eadership position in the field of plant genomics” to “[l]eading position in the field of plant genomics,” and the phrase “leadership in plant genomics” to “leading position in plant genomics.” The Company respectfully submits that it has a leading position in the field of plant genomics based on the number of collaboration agreements it has in place. As of the date hereof, the Company has over ten collaborations with five out of the seven leading global seed and ag-chemical companies. The Company is working with these collaborators on their key commercial crops, which the Company believes demonstrates that it is considered a leader in the plant genomics arena. The Company also believes that it is a leader in the industry due to its technological expertise and extensive intellectual property portfolio (as further described below). The Company has 132 employees involved in research and development amounting to approximately 75% of its total workforce, including 42 employees who hold a Ph.D. The Company’s staff possesses multidisciplinary and wide-ranging expertise, with employees specializing in biology, chemistry, plant genetics, agronomics, mathematics, computer science and other related fields. One of the Company’s key strengths is its proprietary computational technologies that are based on advanced algorithms and predictive methodologies for data integration and data analysis. These computational technologies have demonstrated the capability to integrate and comprehensively analyze vast amounts of genomic data, covering more than 200 plant species and in the scope of 500 terabytes. Within the agricultural industry, the Company believes that these capabilities make it unique and have enabled it to enter into collaborations with many of the world’s leading seed and ag-chemical companies.

The Company has revised the phrase “strong intellectual property portfolio” to be “broad intellectual property portfolio.” The Company has a broad intellectual property portfolio. The Company has filed patents for over 4,000 plant genes. The Company’s genes are protected through more than 35 patents and 150 patent applications.

3.	Please revise to define industry terms and jargon such as “abiotic” and “biotic” in the initial instances that they are used so that investors who do not work in your industry can understand the disclosure.

Response:

The Company has revised the disclosure to define all industry terms and jargon at the start of each section of the Registration Statement in which such terms appear.

4.	Please provide a reasonably itemized statement of the major categories of expenses incurred in connection with the issuance and distribution of the ordinary shares to be offered. The information may be given subject to future contingencies. If the amounts of any items are not known, estimates (identified as such) shall be given. Refer to Item 9.F.2 of Form 20-F.

Response:

The Company has included a list of the types of expenses it will incur in connection with the offering on page 140 of the Registration Statement. The Company will provide estimated amounts for each type of expense in a subsequent filing of the Registration Statement.

5.	Please disclose Israeli governmental laws, decrees, regulations or other legislation, if any, which may affect the import or export of capital, including the availability of cash and cash equivalents. Refer to Item 10.D.1 of Form 20-F.

Response:

The Company has expanded the disclosure under “Description of Share Capital” in response to the Staff’s comment.

6.	We note your disclosure on page 72 that you commissioned a 2010 life-cycle analysis from Symbiotic Engineering. Please tell us why you believe you are not required by Rule 436 to file a consent from Symbiotic Engineering as an exhibit to the registration statement. Alternatively, include the consent with your next amendment. Please advise whether any of the other market and industry data provided by the listed sources were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please revise the citations to the market and industry data to include the names of all reports.

Response:

The Company has revised the disclosure throughout the Registration Statement to include the names of all reports that are cited. None of the reports, other than the report from Symbiotic Engineering, was commissioned by the Company.

The Company will file a consent of Symbiotic Engineering to the inclusion of data from its report and the reference to its name in the Registration Statement upon the public filing of the Registration Statement.

7.	Please update the financial statements as necessary to comply with Item 8A of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and will update the financial statements as required under the securities rules prior to effectiveness of the Registration Statement.

8.	Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Response:

The Company acknowledges the Staff’s comment. The Company will file a currently dated consent of the independent registered public accounting firm as an exhibit upon the public filing of the Registration Statement.

Prospectus Summary, page 1

9.	We note that you have described your competitive strengths here. Please balance the disclosure in the summary by disclosing the company’s losses in recent periods, the capital-intensive nature of your business, the development stage of some of your operations and your other key risks. We also note, for example, the effects that negative publicity regarding genetically modified crops and biotechnology products may have on your operations and revenues. Further disclose that it will take at least six years before the first seeds complete the development process and become commercially viable. Additionally, please provide similar disclosure on page 65.

Response:

The Company has revised the summary section on pages 5 and 6 and the Business section on page 69 to disclose the key risks the Company faces.

10.	Please revise to refrain from using terms such as “successful” and “success” to describe your relationships with your collaborators. We note that you have not received payments from sales royalties generated by your collaborators and have incurred recent net losses.

Response:

The Company has revised the disclosure on pages 1, 15, 69 and 72 in response to the Staff’s comment.

11.	Please clarify that you have not entered into any collaboration agreements in your ag-chemical operations and that you have not generated any revenues from seed sales to agricultural companies for biodiesel.

Response:

The Company has provided additional disclosure throughout the Registration Statement to clarify that the Company has not entered into collaboration agreements for its ag-chemical operations, and that it has not generated revenues from seed sales in response to the Staff’s comment.

Our Strengths, page 2

12.	Please revise to balance the disclosure that while you expect to receive revenues from sales royalties generated by your collaborators you have not received such revenues to date and that you cannot guarantee that you will receive such payments. Also note the extensive period of time before you may receive any payments from sales royalties generated by your collaborators. Revise pages 66, 70, 74 and throughout the prospectus accordingly.

Response:

The Company has revised the disclosure on pages 69 and 71, as well as throughout the Registration Statement, in response to the Staff’s comment.

Industry Background, page 3

13.	Please revise the paragraph concerning the growth in the global seed market to remove references to compound growth rates or include the intervening yearly growth numbers here. Please refrain from referring to compound growth rates, as these appear to represent two discrete snapshots in time but do not show trends or events during the period represented.

Response:

The Company has revised the disclosure on page 4 to include a table setting forth the intervening years from 2001 to 2012. The Company acknowledges the Staff’s comment and notes that it has not used compound annual growth rates, other than with respect to the growth of the global seed market, for which the Company has provided the value of the market for each of the years from 2001 to 2012.

Risk Factors, page 9

We may not be able to protect our intellectual property rights throughout the world, page 18

14.	We note your statement on page 95 that China is one of the countries in which you operate and seek to protect your intellectual property rights. Accordingly, disclose in this risk factor that China has historically not protected a company’s intellectual property rights to the same extent as the United States.

Response:

The Company has revised the risk factor on page 19 in response to the Staff’s comment.

Our U.S. shareholders may suffer adverse tax consequences, page 24

15.	It appears that you have included legal conclusions in the disclosure under this risk factor. Please revise or attribute the opinions to legal counsel.

Response:

The Company has revised the risk factor on page 25 in response to the Staff’s comment.

We are an emerging growth company, page 25

16.	We note your disclosure on page 55 that you have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. However, in this risk factor, you state that you “may” take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Please revise to clarify.

Response:

The Company has provided additional disclosure in the risk factor on pages 25 and 26 in response to the Staff’s comment. The Company has clarified that, as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), it intends to take advantage of the exemption from Section 404(b) of Sarbanes-Oxley’s auditor attestation requirements, as well as the reduced disclosure requirements applicable to emerging growth companies. The Company has also disclosed that it has elected not to take advantage of the extended transition period for complying with new or revised accounting standards.

Price Range of Our Ordinary Shares, page 32

17.	We note that you have provided the annual high and low market prices for your ordinary shares for the 2010, 2011 and 2012 full financial years. Please provide the annual high and low market prices for your ordinary shares for the 2008 and 2009 full financial years. Refer to Item 9.A.4(a) of Form 20-F.

Response:

The Company has revised the disclosure on page 33 to include the annual high and low market prices for the 2008 and 2009 financial years in response to the Staff’s comment.

Use of Proceeds, page 33

18.	While you state in certain instances that you have no specific plans for the proceeds, you also state on pages 11 and 12 that you may use a significant portion of proceeds to invest in the infrastructure to develop ag-chemical products and Evofuel. Please reconcile. If you have no specific plans for the proceeds, please discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F. As applicable, revise the related risk factor on page 26 accordingly.

Response:

The Company has revised the Company’s use of proceeds to clarify that it will use the proceeds from the offering to invest in its ag-chemical and Evofuel operations.

Capitalization, page 35

19.	Please note that when you file your registration statement on EDGAR, you will have to update your capitalization table as of a date no earlier than 60 days prior to the filing of the registration statement. See Item 3.B of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and will update the capitalization table as required under the securities rules prior to effectiveness of the Registration Statement.

20.	The “cash and cash equivalents” item is technically not part of the capitalization table. Therefore, revise the first sentence to state that the following table sets forth your capitalization together with your “cash, cash equivalent and marketable securities.”

Response:

The Company has revised the capitalization table in response to the Staff’s comment.

Selected Consolidated Financial Data, page 38

21.	Please revise to present five years of data as required by Item 3.A. of Form 20-F or disclose that you are unable to do so without unreasonable effort or expense.

Response:

The Company has elected to claim the exemption provided to emerging growth companies under Section 107 of the JOBS Act. In particular, it has elected to take advantage of the scaled disclosure requirements that permit issuers to include only two years of audited financial statements and two years of selected financial data (in lieu of the former requirements for three years audited and five years selected financial data). The Company has chosen to show three years of audited financial statements and three years of selected financial data. The Company respectfully submits that as an emerging growth company, it does not need to present five years of data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Comparison of Period to Period Results of Operations, page 45

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 48

Cost of Revenues, page 48

22.	Please clarify your statement that “the increase in cost of revenues was in line with the increase in revenues for the same period” given that revenues increased 18.6% from 2010 to 2011 while cost of revenues increased 41.9% for the same period.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Management’s Discussion and Analysis section of the Registration Statement.

Contractual Commitments and Contingencies, page 52

23.	Please revise your table of contractual obligations and commitments to include amounts due under non-cancellable operating leases as disclosed in Note 15 to your financial statements.

Response:

The Company has revised the table of contractual obligations on page 55 to include the amounts due under non-cancellable operating leases.

Industry Overview, page 56

24.	Please revise to include a more detailed discussion of how the market trends discussed in this section have impacted your revenues and results of operations in recent periods along with any reasonable expectations regarding future periods.

Response:

The Company has expanded the disclosure on page 60 to discuss the impact of market trends on the Company’s revenues in recent periods and expectations on future periods in response to the Staff’s comment.

Business, page 65

Our Business, page 65

25.	We note that you are in the developmental stages with your ag-chemical and seeds for feedstock for biodiesel operations. Please further revise the Business section to describe the estimated timelines and costs to expand these two operations.

Response:

The Company has revised the disclosure on page 70, as well as throughout the Registration Statement, to provide investors with estimates of timelines for the Company’s expected development of the ag-chemical and seeds for feedstock for biodiesel operations in response to the Staff’s comment.

The Company notes that the costs associated with these operations, which are in the development stages, involve a number of variables and are subject to change based on factors outside the Company’s control, including changes in the market in which the Company operates, industry trends and changes in the Company’s collaboration agreements. As such, the Company respectfully submits that providing estimated costs to expand the ag-chemical and seeds for feedstock for biodiesel operations would not be beneficial to investors because such estimated costs would be subject to significant change and uncertainty.

Computational Technologies, page 77

26.	Please revise the second paragraph to clarify that the claims regarding your computational technologies are the beliefs of management.

Response:

The Company has revised the disclosure on page 82 in response to the Staff’s comment.

Key Collaborations, page 80

27.	With respect to the original share purchase agreements with Monsanto and Bayer, please clarify whether the payments for the equity purchases were considered to be advances on your collaborative research projects.

Response:

The Company notes that a portion of the payments for the equity purchases made by Monsanto Company (“Monsanto”) and Bayer CropScience AG (“Bayer”) were considered to be advances on its collaborative research projects as more fully described in the Company’s responses to comments 43 and 44.

In this respect, the Company further notes that although the original share purchase agreements with Monsanto and Bayer did not specifically state that certain amounts paid were to be considered advances on collaborative research and development projects, each of the share purchase agreements with each of Monsanto and Bayer explicitly stipulates that the execution of the collaboration agreement between the Company and Monsanto, in the case of the Monsanto share purchase agreement, and the Company and Bayer, in the case of the Bayer share purchase agreement, is a condition to closing each of the share purchase agreements. Accordingly, each of the Monsanto and Bayer share purchase and collaboration agreements were treated as one multiple-element arrangement that is composed of two transactions (1) an equity investment in the Company’s ordinary shares and (2) research and development services performed under the collaboration agreement. These two transactions appropriately reflect the economic substance of the relationship between the Company and its collaborators and not merely their legal form. In allocating the related consideration to each component, the Company benefited from being a public company having a trading price for its shares which was used for the determination of the fair value of the equity investment while the residual consideration was viewed as advance payments received on its collaborative research projects. Because the Company generally generates research and development service revenues under its collaboration agreement with each of Monsanto and Bayer, the consideration paid by either Monsanto or Bayer that exceeded the fair market value of the Company’s shares should also be viewed as service revenues derived from the collaboration to be recognized over the term of the agreements.

28.	You describe a number of agreements related to your “key collaborations” in this section that appear to be material contracts but were not filed as exhibits to the registration statement. These agreements are with, for example, DuPont, Syngenta, SLC Agricola and T6. Please file these as exhibits with your next amendment or explain why you are not required to do so.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that its collaboration agreements with each of DuPont, Syngenta, Biogemma, SLC Agricola and T6 are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K, and are accordingly not required to be filed as exhibits to the Registration Statement. First, the Company entered into these collaboration agreements in the ordinary course of its business. As disclosed in the Registration Statement, the Company has entered into multiple collaboration agreements. Second, the revenue generated through the collaboration agreements with DuPont, Syngenta, Biogemma, SLC Agricola and T6 collectively represents less than 6% of the Company’s total revenue in each of the years ended December 31, 2012 and 2011, respectively. As such, the Company is not and does not expect to be, “substantially dependent” on any collaboration agreement with DuPont, Syngenta, Biogemma, SLC Agricola or T6.

Under Item 601(b)(10) of Regulation S-K, a company need not file a contract as an exhibit if the contract is: (1) such as ordinarily accompanies the kind of business conducted by the company, and (2) one which the company’s business is not “substantially dependent.” Item 601 does not provide a quantitative test to determine whether a company is substantially dependent.

The Company has entered into more than ten collaboration agreements and currently has more than ten collaboration agreements in place. While Item 601 does not provide a quantitative test to determine whether a company is substantially dependent, the Company notes that it is not dependent on any one of DuPont, Syngenta, Biogemma, SLC Agricola or T6 because they collectively represented less than 10% of the Company’s revenue in each of 2011 and 2012. The Company currently principally relies on its collaborations with Monsanto and Bayer, which together account for approximately 95% of the Company’s revenues in recent periods. The Company intends to file its material agreements with both Monsanto and Bayer and has submitted confidential treatment applications in connection therewith.

Based on the foregoing, the Company respectfully submits that that the loss of its collaboration agreement with any of DuPont, Syngenta, Biogemma, SLC Agricola and T6 would not fundamentally affect the nature or structure of its business. In order to clarify the relative materiality of these agreements, the Company has revised the disclosure under Key Collaborations in “Business” including clarifying the materiality of these agreements from a revenue perspective and moving the summaries of the DuPont, Syngenta and Biogemma collaborations into the “Other” section in order to highlight the relative importance of Monsanto and Bayer in relation to the Company’s other collaborations.

DuPont, page 84

2007 Collaboration Agreement, page 84

29.	Please tell us the impact of the 2012 notice from DuPont of its election not to further evaluate the genes in soybeans. In this regard, we note that your collaboration agreement was specifically focused on corn and soybeans. Please tell us the amount of any deferred revenue recorded in your financial statements for the soybean collaboration that would not be realized as a result of DuPont’s discontinuance of the program and clearly explain if any losses were recorded, amounts written off or expenses incurred. To the extent no such expenses or losses were recognized as a result of DuPont’s decision, please explain why.

Response:

The Company notes that it recorded deferred revenues in the amount of $250,000 in connection with the up-front payment received from DuPont for the collaboration agreement. However, those deferred revenues were initially recorded in 2007 and were recognized over a period of 36 months through 2010. As of the date of the DuPont notice in 2012, the deferred revenues were already fully recognized. In addition, the Company further notes that no losses were recorded, no amounts were written off and no expenses were incurred as a result of the discontinuance of the DuPont’s program.

In addition, all of the costs incurred for this project were recorded as expenses immediately as incurred and were not capitalized. Therefore, the Company did not have to write off any assets or recognize any losses. Lastly, the Company did not invest in any specific tangible assets for the project but used assets the Company has available for other purposes.

Facilities, page 97

30.	Please disclose the material terms for the leases discussed in this section. It appears that you have filed them as material agreements with your registration statement.

Response:

The Company has revised the disclosure on page 103 to disclose the material terms for the leases in response to the Staff’s comment.

Board of Directors, page 102

31.	Please clarify the distinction between external directors and independent directors.

Response:

The Company has revised the disclosure in the “Management—External Directors” of the Registration Statement to clarify the distinction between external directors and independent directors in response to the Staff’s comment.

Principal Shareholders, page 114

32.	Please provide the exercise price, the purchase price, if any, and the expiration date for the options identified in the footnotes. Refer to Item 6.C. of Form 20-F.

Response:

The Company has revised the disclosure on page 121 to include the exercise price, the purchase price and the expiration date for the options identified in the footnotes in response to the Staff’s comment.

33.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Monsanto Company.

Response:

The Company has revised the disclosure on page 121 to identify the entity with voting and dispositive power with respect to the shares held by Monsanto Company in response to the Staff’s comment.

Description of Share Capital, page 119

34.	Please disclose whether Israeli law or your articles of association allow for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Response:

The Company has expanded the disclosure under “Description of Share Capital—Antitakeover Measures under Israeli Law” of the Registration Statement to address the antitakeover measures covered by the Staff’s comment.

Taxation and Government Programs, page 123

35.	The tax considerations discussed in this section appear to be material to investors. You also state on page 130 that you do not expect that you will be classified as a PFIC for the taxable year ending December 31, 2013. Pursuant to Item 601(b)(8) of Regulation S-K, a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Please provide a tax opinion or explain why you believe an opinion is not required.

Response:

The Company has revised the disclosure on page 138 of the Registration Statement to indicate that the Company’s actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and accordingly there can be no assurance that the Company will not be considered a PFIC for the current taxable year or any future taxable year. Accordingly, the above-referenced statement is not something that can be opined on at this time. Furthermore, the Company provides the investor with disclosure on the outcome should the Company not be considered a PFIC. The Company therefore respectfully submits that a tax opinion is not necessary.

36.	Please revise throughout this section to state that stockholders are encouraged to consult their own tax advisors, rather than stating that they “should” consult their own tax advisors.

Response:

The Company has revised the disclosure on pages 130, 136, 138 and 139 in response to the Staff’s comment.

United States Federal Income Taxation, page 131

37.	Please briefly describe the mark-to-market treatment that, if elected, could mitigate some of the adverse tax consequences for a U.S. holder of your securities should you be classified as a PFIC.

Response:

The Company has revised the disclosure on page 138 in response to the Staff’s comment.

Underwriting, page 133

38.	Please provide the address of the underwriters. Refer to Item 9.B.1 of Form 20-F.

Response:

The Company has revised the disclosure on page 143 to include the addresses of the representatives of the underwriters in response to the Staff’s comment.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

Consolidated Statements of Changes in Equity, page F-5

39.	We note the presentation in your consolidated balance sheets and statements of changes in equity of the line item entitled “Reserve- transaction with former controlling shareholder.” Please tell us and explain in the notes to your financial statements the nature of this item, including when and how it originated and how the amount reflected in this reserve was calculated or determined.

Response:

In response to the Staff’s comment with respect to the line item entitled “Reserve-transaction with former controlling shareholder”, the Company notes that this capital reserve included as part of the Company’s shareholders’ equity is a result of three transactions in prior years with the former controlling shareholder, as detailed below:

•

In January 2002, upon the incorporation of the Company, the then controlling shareholder granted the Company a loan of $900,000 and a license to use its technology. The loan bore an annual interest of 7%. In January 2003, the controlling shareholder forgave the loan and the accrued interest in a total amount of approximately $960,000, and also extended the term of the license granted to the Company to use its technology until December 31, 2005.

•

In October 2004, the term of the above mentioned license was further extended by an additional two years until December 31, 2007, in consideration for 350,000 ordinary shares of the Company. The value of these shares as of their issuance date was approximately $60,000 based on a third party valuation.

•

In May 2007, the license was extended again until December 31, 2014, in consideration for an additional 100,000 ordinary shares of the Company. The value of these shares as of their issuance date was approximately $125,000 based on the price per share determined at the Company’s initial public offering in Israel.

As prescribed by paragraph 6 to IAS 24 “Related Party Disclosure” (“IAS 24”), related parties may enter into transactions that unrelated parties would not enter into or would not enter into at the same amounts as between unrelated parties. As a result, paragraph 10 to IAS 24 determines that the accounting for related party transactions should take into account their substance as well as their legal form.

IFRS do not contain any specific guidance on transactions with shareholders. However, in applying the definitions of financial liabilities and equity, the amount received should be accounted for in accordance with their substance. If there is any possibility of having to repay the amount received, than a liability should be recognized. If there is no such requirement to repay the amount under any circumstances, then normally the economic substance will be an equity contribution and not income, as generally the shareholder is acting in its capacity as a shareholder in such cases. It is highly unlikely that an entity would receive a non-reciprocal capital contribution from an unrelated third party.

If the amount is treated as equity, then it may be classified as a separate reserve within shareholders’ equity.

The Company further notes that the terms of those transactions were a result of the relationships between the Company and the controlling shareholder and do not represent a transaction that may have been agreed between unrelated parties. Therefore the benefit of these transactions for the Company was recorded as a capital contribution to shareholders’ equity.

The Company has revised the disclosure in Note 2(n) to include accounting treatment of the line item entitled “Reserve—transaction with a former controlling shareholder”.

Consolidated Statements of Cash Flows, page F-6

40.	Please explain why the amount disclosed in your supplemental disclosure of non-cash investing and financing activities for the modification of put option on page F-7 is $7,764 when it appears this amount represents the value of the put option at December 31, 2011 rather than the 2011 modification to the put option as indicated in the statements of changes in equity on page F-5 of $3,331. Please advise or revise.

Response:

The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-7 to correct the non-cash investing and financing activities for the modification of put option to $3,331 for the year ended December 31, 2011.

Notes to Consolidated Financial Statements, page F-8

Note 2:-Significant Accounting Policies, page F-8

d. Functional currency, reporting currency and foreign currency, page F-9

41.	We note from the disclosure on page F-9 that the company’s functional currency is the U.S. dollar. Given the disclosure on page 28 which indicates that approximately 72% of your revenues are denominated in US dollars while approximately 90% of your expenses were incurred in NIS, please explain in further detail why you believe the U.S. dollar is your functional currency. As part of your response and your revised footnote disclosure, please explain how you considered the various factors outlined in paragraphs 9 through 14 of IAS 21 in determining that the U.S. dollar is your functional currency.

Response:

The Company respectfully submits that paragraph 9 to IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”) determines that the primary economic environment in which an entity operates is normally the one in which it primarily generates and expends cash. In other words, the functional currency of an entity will be determined based on two major factors – on one hand currency that mainly influences sales prices for goods and services and on the other hand the currency that mainly influences labor, material and other costs of providing goods or services.

Under the first factor in paragraph 9, the functional currency will be the one that mostly influences the sales of the entity. As indicated on page 58, during 2012 approximately 72.1% of the Company’s revenues were denominated in US dollars. This is as a result of the Company’s collaboration agreement with Monsanto, with such collaboration accounting for 70% of the Company’s revenues during 2012. The Company expects that its future revenues will continue to be significantly denominated in US dollars following the execution of additional collaboration agreement in the US with other companies such as Bayer US. Under the second factor mentioned in paragraph 9, the functional currency is influenced by the currency in which the entity incurs its costs. As indicated on page 58, during 2012 approximately 89.8% of the Company’s costs were denominated in NIS, mainly due to payroll and related costs incurred in NIS. The Company expects that, although its future costs denominated in NIS are expected to gradually decrease as a percentage of total costs, the NIS denominated costs will continue to be significant.

In cases in which the indicators in paragraph 9 are mixed and the functional currency is not obvious, paragraph 12 to IAS 21 states that management should use its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Since the factors under paragraph 9 are inconclusive, the Company used the factors set forth in paragraph 10 to IAS 21 to provide evidence of its functional currency based on the currency in which funds from financing activities are generated or held and the currency in which receipts from operating activities are usually retained.

In 2008 and 2011, the Company raised significant funds in US dollars from its major collaborators, Monsanto and Bayer. Also as described in Notes 6 and 7, more than 90% of the Company’s funds are maintained in US dollars, including a majority of the Company’s marketable securities, consisting primarily of corporate bonds issued by US entities and US treasury notes, all denominated in US dollars. Also, upon completion of this offering, the Company is expected to raise additional funds in US dollars.

Management also considered other factors when it determined the US dollar to be the Company’s functional currency. The Company’s periodic budgets are prepared and monitored using the US dollar as the primary currency. The Company’s management periodically provides its board of directors with a report on the variances between the budget and the actual expenses presented in US dollars.

The Company also considered in its determination its internal management reports which are maintained in US dollars and provide the basis for officers’ compensation and bonuses. Further, from a regulatory perspective, the Company is mostly influenced by the US regulatory environment for GM seeds.

Based on all the factors above, the Company’s management determined that the US dollar is the currency representing the economic environment in which the Company operates.

l. Revenue Recognition, page F-11

42.	We note the disclosure on page 42 concerning your recognition of up-front payments. Please revise your revenue recognition policy in the notes to your financial statements to disclose your revenue recognition policy with regards to this revenue stream.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on Note 2(l) to the financial statements to clarify the recognition of up-front payments.

Note 5:-Major Collaboration Agreements, page F-17

43.	We note that in connection with the Monsanto agreement, share capital and premium were recorded based on the market price of your shares on the Tel Aviv exchange on the closing date of the collaboration agreement. We also note that as the investment agreement and the collaboration agreement were signed in contemplation of each other, the agreements were treated as a multiple-element arrangement. We further note that the net balance of the investment agreement and put option were recognized as deferred revenue from research and development services to be recognized over the term of the agreement. With regards to these transactions, please tell us and revise the notes to your financial statements to clarify the following:

•

Please indicate the share price on the Tel Aviv Stock Exchange on August 27, 2008, the closing date of the agreement and explain how Monsanto’s purchase price for the 3,272,727 shares acquired compared to the trading price of the shares on the date acquired.

•

Please explain whether the original share purchase agreement with Monsanto specifically stated that certain amounts paid were to be considered advances on collaborative research and development projects and include the original share purchase agreement as an exhibit to your next amendment of the Form F-1 registration statement. Alternatively, supplementally provide us with a copy of the agreement.

•

Explain the nature and amount of the consideration to be received in the event you exercise the put option. You should also explain why amounts were allocated to revenue at the original closing and modification of the put option agreement and explain how you plan to account for any difference between the proceeds received on exercise of the put option and the carrying value of the put option at the time it is exercised.

•

To the extent the agreement does not explicitly state that amounts paid represent advances on research and development projects, please explain how the amounts you allocated to deferred revenue meet the definition of revenue under IAS 18. You should fully explain why you believe it is appropriate to record revenue from the Monsanto share purchase agreement and the authoritative accounting guidance upon which you relied under IFRS as the basis for your conclusions.

•

Tell us and explain in Note 5 how you are recognizing the deferred revenue associated with the Monsanto investment and collaboration agreement in your financial statements. Also, please disclose the amounts of the various types of revenues associated with this agreement that are included in your results of operations during each period presented in your financial statements, and where applicable, explain how they were calculated or determined.

Response:

The Company acknowledges the Staff’s comment with respect to the agreements with Monsanto and wishes to clarify the following points:

•

The share purchase agreement was signed on August 27, 2008; however, the closing date of the agreement was September 8, 2008, on which date the share price on the Tel Aviv Stock Exchange was NIS 10.45 (or $2.91 based on the exchange rate reported by the Bank of Israel on September 8, 2008). The purchase price of the 3,272,727 shares acquired by Monsanto in the transaction was $5.50 per share resulting in a total consideration of approximately $18 million.

•

The original share purchase agreement with Monsanto did not specifically state that certain amounts paid were to be considered advances on collaborative research and development projects. However, section 5.1 to the agreement explicitly stipulates that the execution of the collaboration agreement between the parties is a condition to closing. The Company advises the Staff that it will include the original share purchase agreement as an exhibit to the Registration Statement. As indicated in Note 5 to the financial statements, the share purchase agreement and the collaboration agreement were both signed on August 27, 2008, in contemplation of each other. Both agreements were negotiated together and simultaneously, and absent the nature of the strategic relationship between the parties, it is unlikely that the agreements would have been signed independently. The Company’s view is that Monsanto would not have signed a share purchase agreement if a collaboration agreement was not in place and vice versa. Accordingly, these two agreements were treated as one multiple-element arrangement. In analyzing the accounting treatment of this multiple-element arrangement, the Company has considered the provisions of IAS 18, Revenue (“IAS18”) and specifically paragraph 13 of IAS 18 which states that in certain circumstances it is necessary to consider whether the recognition criteria in the standard should be applied to the separately identifiable components of a single transaction in order to reflect the substance of that transaction. IAS 18 does not provide guidance or define what “separately identifiable components” are or how to allocate the consideration received or/to be received to the different components of the agreement. In the absence of further guidance, IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS8”), paragraph 10, requires management to use its judgment to develop and apply the appropriate accounting policy that will result in information that is relevant to the economic decision-making needs of users and will be reliable. Accordingly, the Company’s management used its best judgment and determined that the arrangement with Monsanto is composed of two transactions that represent two identifiable components: (1) an equity investment in the Company’s ordinary shares and (2) research and development services performed under the collaboration agreement. Management believes that its determination appropriately reflects the economic substance of the transactions and not merely their legal form. In allocating the related consideration to each component, the Company benefited from being a public company having a trading price for its shares which was used for the determination of the fair value of the equity investment while the residual consideration was viewed as advance payments received under the collaboration agreement. Since the Company generates revenue under its collaboration agreement with Monsanto, the consideration paid by Monsanto that exceeded the fair market value of the Company’s shares should also be viewed as revenues derived from the collaboration. This revenue also met the other revenue recognition criteria of IAS 18 as the outcome of the transaction involving the rendering of the services was estimated reliably given that the consideration was already received at the outset of entering into the collaborative agreement. The same analysis was applied to the put option granted to the Company by Monsanto which was valued using the Black-Scholes option pricing model and added to the total consideration the Company received under the arrangement with Monsanto. Based on the above accounting guidance, the Company has recorded the excess in the amount of $12.9 million of the total consideration of the share purchase agreement ($18 million) and the fair value of the put option ($4.4 million) over the fair market value of the issued shares ($9.5 million) as deferred revenue from research and development services to be recognized over the term of the agreement.

•

On November 28, 2011, as a result of the Company’s and Monsanto’s desire to extend the collaboration period and expand the collaboration activities, the Company signed an agreement to amend and restate the 2008 collaboration with Monsanto, which included modifying the original put option terms. This modification resulted in an increase in the fair value of the put option that was also recognized as deferred revenues being part of the overall amendment of the collaboration relationship. In the event the Company exercises the put option, it will receive proceeds of $12 million for the issuance of 1 million shares (based on the exercise price of $12 per share of the modified put option). In the event that the Company exercises the put option, the amount of $12 million will be recorded as a credit to the put option fund, share capital and premium, all within shareholders’ equity. Therefore, the difference between the proceeds received and the carrying value of the put option will be recorded as share capital and premium.

•

The deferred revenues associated with the share purchase and collaboration agreements are recognized along with other cash periodic payments received for research and development services throughout the services period based on the proportion of the actual costs incurred for each reporting period to the estimated total costs of the collaboration.

The following table presents the various types of revenues recorded by the Company associated with the agreements with Monsanto during all periods presented:

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)

Up-front payments	$964	$905	$699	$175	$175

Allocated revenues from share purchase agreement and put option	2,483	2,557	2,700	675	675

Periodic research and development service payments	5,885	7,061	8,569	2,187	2,100

Total	$9,332	$10,523	$11,968	$30,037	$2,950

The Company has revised the disclosure in Note 5 to the financial statements to clarify the accounting treatment and revenues recognized under its multiple-element arrangement with Monsanto.

44.	In addition, we note a similar investment agreement with Bayer CropScience in which Bayer paid $12 million for an investment in 1,726,619 shares of your common stock at $6.95 per share. In this regard, please tell us and revise Note 5 to disclose the following:

•

Please indicate the share price on the Tel Aviv Stock Exchange on December 12, 2010, the closing date of the agreement and explain how Bayer’s purchase price for the 1,726,619 shares acquired compared to the trading price on the date the shares were acquired.

•

Please explain whether the original share purchase agreement with Bayer specifically stated that some amounts paid were to be considered advances on collaborative research and development projects and include the original investment agreement as an exhibit to your next amendment of Form F-1. Alternatively, supplementally provide us with a copy of this agreement.

•

To the extent the agreement does not explicitly state that amounts paid represent advances on research and development projects, please explain how the amounts you allocated to deferred revenue meet the definition of revenue under IAS 18. You should fully explain why you believe it is appropriate to record revenue from the Bayer investment agreement and the authoritative accounting guidance upon which you relied under IFRS as the basis for your conclusions.

•

Tell us and explain in Note 5 how you are recognizing the deferred revenue associated with the Bayer collaboration agreement in your financial statements. Also, please disclose the amounts of each type of revenues associated with this agreement that are included in your results of operations during each period presented in your financial statements, and where applicable, explain how they were calculated or determined.

Response:

The Company acknowledges the Staff’s comment with respect to the agreements with Bayer and wishes to clarify the following points:

•

The Bayer share purchase agreement was signed on December 12, 2010; however, the closing date of the agreement was January 10, 2011, on which date the share price on the Tel Aviv Stock Exchange was NIS 19.90 (or $5.56 based on the exchange rate reported by the Bank of Israel on January 10, 2011). The purchase price of the 1,726,619 shares acquired by Bayer in the transaction was $6.95 per share resulting in a total consideration of approximately $12 million.

•

Similar to the share purchase agreement with Monsanto, the original share purchase agreement with Bayer did not specifically state that certain amounts paid were to be considered advances on collaborative research and development projects. However, section 6.2 of the Bayer share purchase agreement explicitly stipulates that the execution of the collaboration agreement between the parties is a condition to the closing. The Company advises the Staff that it will also include the original share purchase agreement with Bayer as an exhibit to the Registration Statement.

•

As indicated in Note 5 to the financial statements, the share purchase agreement and the collaboration agreement were both signed on December 12, 2010, in contemplation of each other. Both agreements were negotiated together and simultaneously, and absent the nature of the strategic relationship between the parties, it is unlikely that the agreements would have been signed independently. The Company’s view is that Bayer would not have signed a share purchase agreement if a collaboration agreement was not in place and vice versa. Accordingly, these two agreements were treated as one multiple-element arrangement. In analyzing the accounting treatment of this multiple-element arrangement, the Company has considered the provisions of IAS 18, Revenue (“IAS18”) and specifically paragraph 13 of IAS 18, which states that in certain circumstances it is necessary to consider whether the recognition criteria in the standard should be applied to the separately identifiable components of a single transaction in order to reflect the substance of that transaction. IAS 18 does not provide guidance or define what “separately identifiable components” are or how to allocate the consideration received or to be received to the different components of the agreement. In the absence of further guidance, IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS8”), paragraph 10, requires management to use its judgment to develop and apply the appropriate accounting policy that will result in information that is relevant to the economic decision-making needs of users and will be reliable. Accordingly, the Company’s management used its best judgment and determined that the arrangement with Bayer, similar to the arrangement with Monsanto, is composed of two transactions that represent two identifiable components: (1) an equity investment in the Company’s ordinary shares and (2) research and development services performed under the collaboration agreement. Management believes that its determination appropriately reflects the economic substance of transactions and not merely their legal form. In allocating the related consideration to each component, the Company benefited from being a public company having a trading price for its shares which was used for the determination of the fair value of the equity investment while the residual consideration was viewed as advance payments received under the collaboration agreement. Since the Company generates revenue under its collaboration agreement with Bayer, the consideration paid by Bayer that exceeded the fair market value of the Company’s shares should also be viewed as revenues derived from the collaboration. This revenue also met the other revenue recognition criteria of IAS 18 as the outcome of the transaction involving the rendering of the services was estimated reliably given that the consideration was already received at the outset of entering into the collaborative agreement. Unlike the agreement with Monsanto, under the arrangement with Bayer, the Company was not granted a put option and the total consideration to be allocated under the multiple-element arrangement consisted solely of the proceeds received under the share purchase agreement. Based on the above accounting guidance, the Company has recorded the excess in the amount of $2.4 million of the consideration of the share purchase agreement ($12 million) over the fair market value of the issued shares ($9.6 million) as deferred revenue from research and development services to be recognized over the term of the agreement.

•

The deferred revenues associated with the share purchase and collaboration agreements are recognized along with other cash periodic payments received for research and development services throughout the services period based on the proportion of the actual costs incurred for each reporting period to the estimated total costs of the collaboration.

The following table presents the various types of revenues recorded by the Company associated with the agreements with Bayer during all periods presented:

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)

Up-front payments	$—	$83	$265	$68	$77

Allocated revenues from share purchase agreement	—	289	458	114	136

Periodic research and development service payments	—	2,488	3,197	783	1,129

Total	$—	$2,860	$3,920	$965	$1,342

The Company has revised the disclosure in Note 5 to the financial statements to clarify the accounting treatment and revenues recognized under its multiple-element arrangement with Bayer.

Note 16:-Shareholders’ Equity, page F-27

45.	We note from the disclosure on page F-28 that during 2011, 4,295,753 Series 2 warrants were exercised for total consideration of $15.7 million. We also note that upon the Series 2 exercise, an additional amount of $5.5 million, which was previously recorded as a liability, was converted into equity. Please tell us and revise Note 16 to disclose the significant terms of the warrants that were exercised during 2011. Also, please tell us and explain in the notes to your financial statements why an additional amount of $5.5 million that was previously recorded as a liability was converted into equity in connection with the exercise of the Series 2 warrants.

Response:

In response to the Staff’s comment, the Company notes the following explanations and has revised the disclosure in Note 16 of the financial statements to clarify the accounting treatment of the Series 2 warrants.

The Series 2 warrants were issued as part of the Company’s initial public offering on the Tel Aviv Stock Exchange (the “TASE”) in 2007 and as part of the Company’s investment agreement with AquAgro venture fund in 2008.

The exercise price of these warrants was NIS 11.05 linked to the Israeli consumer price index (“CPI”) (or $2.73 and $3.16 based on the exchange rate reported by the Bank of Israel on the issuance dates in 2007 and 2008, respectively). The expiration date of these warrants was May 31, 2011. Through May 2011, 99.9% of the warrants were exercised while the remainder expired. The actual exercise prices paid for each warrant exercised during 2011 ranged between NIS 12.57 to NIS 12.78 (or $3.43 to $3.76 based on the exchange rate reported by the Bank of Israel on the exercise date), totaling $ 15.7 million.

In analyzing the accounting treatment for these warrants, the Company considered paragraph 11 to IAS 32 “Financial Instruments: Presentation” which determines that a warrant that may be settled other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity instruments is considered a financial liability. Under the provision of paragraph 43 to IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”), a financial liability is recognized initially at its fair value. Because the Series 2 warrants were issued as part of the Company’s initial public offering on the TASE and linked to the Israeli CPI, they were not considered to be instruments which could be settled by a fixed amount of cash (although the amount of shares issued was fixed) and therefore, they accounted as financial liability at fair value upon initial recognition.

The subsequent measurement of the financial liability will be at fair value through profit and loss as determined in accordance with paragraph 47 to IAS 39. Accordingly, the subsequent measurement of the Series 2 warrants was periodically recorded through profit and loss. Paragraph 48A to IAS 39 states that the best evidence of fair value is quoted prices in an active market. Accordingly, since the Series 2 warrants were traded on the TASE, their fair value at each reporting period was determined based on their quoted price on the TASE. The increase or decrease in the fair value of the warrants was recorded as financial expense or income, respectively. As a result, the Company recorded financial income (expense) of $ 3,729 thousand and $ (5,393) thousand in the years ended December 31, 2011 and 2010, respectively.

As prescribed in paragraph 39 to IAS 39 the Company may remove a financial liability from its statement of financial position when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expired. Upon the exercise or expiration of those warrants, the financial liability was extinguished and the balance of the warrants at that date in the amount of approximately $5.5 million was contributed into the Company’s shareholders’ equity.

Note 17:-Share-Based Compensation, page F-28

46.	Please revise to disclose the range of exercise prices for options outstanding at the end of the period. Refer to the disclosure requirements outlined in paragraph 45d of IFRS 2.

Response:

The Company has revised Note 17 of the financial statements to disclose the range of exercise prices for options outstanding at the end of the period.

Note 18:-Statements of Comprehensive Income – Additional Information, page F-30

47.	We note from page 28 that $0.8 million of interest has accrued on government grants that have been received to date of approximately $4.0 million. Given that you have no interest expense line item in financial expenses on page F-31, please tell us how you have reflected the interest due on such grants in your statement of operations.

Response:

In response to the Staff’s comment, the Company would like to clarify the relationship between the accrued interest of $0.8 million on its government grants and the line item “Revaluation of liabilities to the Chief Scientist” in Note 18(e) to the financial statements.

As described in Note 2(g) to the financial statements, government grants are recognized as a liability upon receipt if future economic benefits are expected from the project that will result in royalty-bearing sales. The recorded liability with respect to government grants is first measured at fair value using a discount rate that reflects a market rate of interest (the “effective interest method”). After the initial recognition, the liability is measured at amortized cost using the effective interest method and the adjustment of the liability is subsequently included in financial expenses as a revaluation. Accordingly, the revaluation expense represents the accretion of the liability recorded with respect to government grants, which approximately corresponds to the $0.8 million of interest accrued over the years using the applicable LIBOR rate on the date the grant is received. The revaluation expense approximately corresponds to the accrued interest because the effective discount rate used in measuring the liability approximates the interest rate applied by the government on the grants.

48.	We note from the disclosure included in Note 18 that income of $3,729 and expense of $5,393 associated with the revaluation of warrants has been reflected in financing income and expense during 2011 and 2010 respectively. We also note from the disclosures provided in MD&A that this income and expense represents the change in the fair value of the company’s outstanding publicly traded warrants. Please tell us and explain in the notes to your financial statements why the outstanding warrants are being adjusted to fair value each period and indicate the relevant IFRS technical accounting literature that provides the basis for the treatment used. Also, please revise the notes to your financial statements to explain in further detail the nature of the income and expense that has been recognized by the company in connection with the revaluation of warrants during 2011 and 2010. As part of your response and your revised disclosures, please explain the nature and terms of the warrants, the nature and terms of the transaction in which the warrants were originally issued, and the method and significant assumptions that were used in determining the income and expense recognized in connection with the revaluation of the warrants during 2011 and 2010.

Response:

In response to the Staff’s comment, the Company notes that the income and expense related to the revaluation of warrants are related to the Series 2 warrants as detailed in the response to the Staff’s comment number 45. The Company has revised Note 18e to indicate that the revaluation is related to the Series 2 warrants.

Note 19:-Net Income (Loss) Per Share, page F-32

49.	Please revise Note 19 to include a reconciliation of the weighted average shares used to compute basic and diluted earnings per share for 2011. Refer to the disclosure requirements outlined in paragraph 70b of IAS 33.

Response:

The Company has revised Note 19 to include a reconciliation of the weighted average shares used to compute basic and diluted earnings per share for 2011 in response to the Staff’s comment.

*    *    *

Please do not hesitate to contact Joshua Kiernan or Ji Kim at (212) 819-7698 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP